Exhibit 99.4

Ohio Condensate Company, L.L. C.

December 31, 2015 and 2014 Financial Statements and Independent Auditors’ Report

Deloitte & Touche LLP Suite 3600 555 Seventeenth Street Denver, CO 80202-3942 USA Tel: +1 303 292 5400 Fax: +1 303 312-4000 www.deloitte.com

INDEPENDENT AUDITORS’ REPORT

To the Audit Committee of

MPLX LP

Findlay, OH

We have audited the accompanying financial statements of Ohio Condensate Company, L.L.C. (the “Company”), which comprise the balance sheets as of December 31, 2015 and 2014, and the related statements of operations, changes in members’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ohio Condensate Company, L.L.C. as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

March 11, 2016	Member of Deloitte Touche Tohmatsu Limited

Ohio Condensate Company, L.L.C.

Balance Sheets

($ in thousands)

	December 31, 2015	December 31, 2014
ASSETS
Current assets:
Cash	$666	$15,711
Trade receivables	2,621	—
Other receivables	492	—
Affiliate receivables	1,923	86
Other current assets	320	110
Total current assets	6,022	15,907

Property, plant and equipment	132,806	119,855
Less: accumulated depreciation	(6,682)	(170)
Total property, plant and equipment, net	126,124	119,685

Other long-term assets:
Deferred contract costs	928	928
Less: amortization of deferred contract costs	(216)	(158)
Total assets	$132,858	$136,362

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accounts payable	$722	$5,306
Affiliate payables	571	1,223
Deferred revenue	1,190	—
Accrued liabilities	1,311	11,716
Current portion of capital lease obligation	1,208	1,042
Total current liabilities	5,002	19,287

Capital lease obligation	11,972	12,372
Other long-term liabilities	475	—

Members’ equity	115,409	104,703
Total liabilities and members’ equity	$132,858	$136,362

The accompanying notes are an integral part of these financial statements.

Ohio Condensate Company, L.L.C.

Statements of Operations

($ in thousands)

	Year ended December 31,
	2015	2014

Revenue	$11,240	$—

Operating expenses:
Facility expenses	8,577	931
Selling, general and administrative expenses	1,806	1,864
Depreciation	6,512	170
Total operating expenses	16,895	2,965

Loss from operations	(5,655)	(2,965)

Interest expense	647	—

Loss before provision for income tax	(6,302)	(2,965)

Provision for deferred income tax expense	110	—

Net loss	$(6,412)	$(2,965)

The accompanying notes are an integral part of these financial statements.

Ohio Condensate Company, L.L.C.

Statements of Changes in Members’ Equity

($ in thousands)

	MarkWest Utica EMG Condensate, L.L.C.	Blackhawk Midstream LLC	Summit Midstream Partners, LLC	Total
January 1, 2014	$(30)	$928	$—	$898

Assignment of interest in Ohio Condensate Option (see Note 1)	—	(928)	928	—

Contributions from members (see Note 1)	72,392	—	48,186	120,578

Distributions to members (see Note 1)	(8,285)	—	(5,523)	(13,808)

Net loss	(2,118)	—	(847)	(2,965)

December 31, 2014	61,959	—	42,744	104,703

Contributions from members (see Note 1)	10,271	—	6,847	17,118

Net loss	(3,847)	—	(2,565)	(6,412)

December 31, 2015	$68,383	$—	$47,026	$115,409

The accompanying notes are an integral part of these financial statements.

Ohio Condensate Company, L.L.C.

Statements of Cash Flows

($ in thousands)

	Year ended December 31,
	2015	2014
Cash flows from operating activities:
Net loss	$(6,412)	$(2,965)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	6,512	170
Amortization of deferred contract costs	57	158
Deferred revenue	(26)	—
Provision for deferred income taxes	110	—

Changes in operating assets and liabilities:
Trade receivables	(2,621)	—
Affiliate receivables	(1,830)	(82)
Other current assets	(110)	(110)
Affiliate payables	227	341
Deferred revenue	1,190	—
Accounts payable and accrued liabilities	954	140
Net cash used in operating activities	(1,949)	(2,348)

Cash flows from investing activities:
Capital expenditures	(29,113)	(71,247)
Proceeds from sale of property, plant and equipment	—	58
Net cash used in investing activities	(29,113)	(71,189)

Cash flows from financing activities:
Payment of capital lease obligation	(1,101)	(86)
Contributions from members	17,118	103,142
Distributions to members	—	(13,808)
Net cash provided by financing activities	16,017	89,248

Net (decrease) increase in cash	(15,045)	15,711
Cash at beginning of year	15,711	—
Cash at end of year	$666	$15,711

Supplemental disclosure of cash flow information:
Cash paid for interest	$652	$51
Supplemental schedule of non-cash investing and financing activities:
Accrued property, plant and equipment	975	16,852
Affiliate payables for purchases of property, plant and equipment	4	882
Affiliate receivables for property, plant and equipment	11	4
Assets acquired through capital lease obligation	866	13,500
Contribution of assets and fee by members	—	17,436

The accompanying notes are an integral part of these financial statements.

Ohio Condensate Company, L.L.C.

Notes to Financial Statements

($ in thousands, unless otherwise indicated)

1. Organization and Business

Effective December 19, 2013, MarkWest Utica EMG Condensate, L.L.C. (“MarkWest Utica Condensate”), a partially owned subsidiary of MarkWest Liberty Midstream & Resources, L.L.C. which is a wholly-owned subsidiary of MarkWest Energy Partners, L.P. (“MarkWest”) entered into the Limited Liability Company Agreement (the “Original LLC Agreement”) with Blackhawk Midstream LLC (“Blackhawk”) (together the “Members”), in order to form Ohio Condensate Company, L.L.C. (the “Company” or “Ohio Condensate”). The Company was formed for the purpose of gathering (by pipeline), stabilization, terminalling, transportation and storage of wellhead condensate within certain defined areas in the state of Ohio. Operations commenced in February 2015. Under the terms of the Original LLC Agreement, MarkWest Utica Condensate and Blackhawk each made initial nominal contributions to the Company in exchange for a 99% and 1% ownership interest, respectively. In addition, the Original LLC Agreement designates MarkWest Utica Condensate as the operator of the Company with the authority to manage the day-to-day operations of the Company, subject to certain approval rights retained by the board of managers. All operational and administrative services are provided through contractual arrangements with affiliates of MarkWest. See Note 3 for more information regarding affiliate transactions.

After the initial nominal contributions in 2013, MarkWest Utica Condensate was obligated to contribute all of the capital required by the Company. MarkWest Utica Condensate’s and Blackhawk’s membership interests were adjusted to equal their respective share of the capital contributed. Therefore, as of December 31, 2013, MarkWest Utica Condensate owned more than a 99% interest and Blackhawk owned less than a 1% interest. Blackhawk also had an option to acquire a 40% equity interest in Ohio Condensate (the “Ohio Condensate Option”). See Note 2, in Deferred Contract Costs, for further discussion. In January 2014, Blackhawk sold its interest in the Company and the Ohio Condensate Option to Summit Midstream Partners, LLC (“Summit”). Effective June 1, 2014 (“Summit Investment Date”), Summit exercised the Ohio Condensate Option and increased its equity ownership from less than 1% to 40% through a net cash investment of approximately $8.6 million.

In August 2014, MarkWest Utica Condensate and Summit entered into the Second Amended and Restated Limited Liability Company Agreement of Ohio Condensate Company, L.L.C. (“the Second Amended LLC Agreement”) which replaced the Original LLC Agreement. In accordance with the Second Amended LLC Agreement, MarkWest Utica Condensate is required to fund, as needed, all capital required by the Company. Summit has the right, but not the obligation, to make additional capital contributions subject to certain limitations. If Summit elects to contribute capital in response to a particular capital call then the aggregate amount of capital that MarkWest Utica Condensate is required to contribute pursuant to such capital call will be decreased, dollar for dollar, by the amount of capital that Summit elects to contribute. Through December 31, 2015, Summit elected to contribute 40% of all capital calls and in total MarkWest Utica Condensate has contributed $82 million and Summit has contributed $55 million to the Company.

If either member fails to contribute any capital to the Company that is required to be so contributed such member will be considered in default but will remain fully obligated to contribute such capital to the Company. The Company will be entitled to pursue all remedies available at law or in equity against the defaulting member.

The business and affairs of the Company are overseen by a board of managers which currently consists of three managers from MarkWest Utica Condensate and two managers from Summit. Board managers are determined by investment balances and Members will have one board manager for every 20% interest that it holds in the Company. Ownership is also determined based on investment balances in the Company. If Summit elects to not contribute capital in response to capital calls and its investment percentage decreases such that it is greater than 20% but less than their current 40%, Summit will lose a manager on the board of managers. If their investment percentage decreases below 20% but more than 10%, Summit will lose a manager, but will have the right to designate a non-voting observer to the board of managers. At any time that they hold less than a 10% interest, Summit will lose all managers on the board of managers. The Company is required to distribute all available cash to the Members, as determined in accordance with the Second Amended LLC Agreement, within 45 days of the end of each calendar month.

In December 2015, MarkWest Utica Condensate became a wholly-owned subsidiary of MarkWest Liberty Midstream & Resources, L.L.C. The purchase of the partner’s interest coincided with MarkWest’s merger with MPLX LP, a wholly-owned subsidiary of Marathon Petroleum Company (“Marathon”).

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates affect, among other items, evaluating impairments of long-lived assets; establishing estimated useful lives for long-lived assets; estimating revenue and expense accruals and capital expenditure accruals; establishing inputs when determining fair value of options; and in determining liabilities, if any, for environmental and legal contingencies. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers investments in highly liquid financial instruments purchased with a remaining maturity at date of acquisition of 90 days or less to be cash equivalents. Such investments would include money market accounts. The Company had no cash equivalents at December 31, 2015 and 2014.

Property, Plant and Equipment

Property, plant and equipment consists primarily of condensate stabilization facilities, gathering assets, other pipeline assets, truck and railcar loading equipment and related facilities that are recorded at historical cost. Expenditures that extend the useful lives of assets are capitalized. Routine maintenance and repair costs that do not extend the useful lives of assets are expensed as incurred. Depreciation is provided on a straight-line method over a period of 10 to 20 years, with the exception of miscellaneous equipment and vehicles, which are depreciated over a period of 3 to 9 years. Amortization of leasehold improvements is computed using the straight- line method over the shorter of the remaining lease term or the estimated useful lives of the improvements.

Assets held under capital leases are recorded at the lower of the net present value of the minimum lease payments or the fair value of the leased asset at the inception of the lease. Amortization expense is computed using the straight-line method over the shorter of the estimated useful lives of the assets or the period of the related lease.

Impairment of Long-Lived Assets

The Company’s policy is to evaluate whether there has been an impairment in the value of long-lived assets when certain events indicate that the remaining balance may not be recoverable. Long-lived assets are considered impaired when the estimated undiscounted cash flows from such assets are less than the asset’s carrying value. In that event, a loss is recognized in the amount that the carrying value exceeds the fair value of the long-lived assets. Fair value is determined using either the income or market approach as appropriate. Management considers the volume of producer customer reserves behind the asset and future natural gas liquids and natural gas prices to estimate cash flows. The amount of additional producer customer reserves developed by future drilling activity depends, in part, on expected natural gas liquids and natural gas prices. Projections of producer customer reserves, drilling activity and future commodity prices are inherently subjective and contingent upon a number of variable factors, many of which are difficult to forecast. Any significant variance in any of these assumptions or factors could materially affect future cash flows, which could result in the impairment of an asset or assets. The Company did not record any impairments for the years ended December 31, 2015 or 2014.

For assets identified to be disposed of in the future, the carrying value of these assets is compared to the estimated fair value, less the cost to sell, to determine if impairment is required. Until the assets are disposed of, an estimate of the fair value is redetermined when related events or circumstances change.

Deferred Contract Costs

Deferred contract costs represent the asset created by the fair value of the Ohio Condensate Option that was recorded as permanent equity. This cost is amortized over the term of the arrangement into Facility expenses on the Statements of Operations.

Revenue Recognition

The Company generates its revenue by providing condensate stabilization and terminalling services. The Company earns a fee or fees under these arrangements related to the volume of condensate that flows through its facility and is not directly dependent on commodity prices. The Company’s assessment of each of the revenue recognition criteria as they relate to its revenue producing activities are as follows: persuasive evidence of an arrangement exists; delivery; the fee is fixed or determinable and collectability is reasonably assured. It is upon completion of services provided that the Company has met all four criteria and it is at such time that the Company recognizes revenue. Amounts billed in advance of the period in which the revenue recognition criteria are not met are recorded as a liability under Deferred revenue in the accompanying Balance Sheets.

Expense Accruals

The Company routinely makes accruals based on estimates for expenses due to the timing of receiving certain third-party information and reconciling the Company’s records with those of third parties. The delayed information from third parties includes, among other things, volumetric charges and other operating expenses. The Company makes accruals to reflect estimates for these items based on its internal records and information from third parties. Estimated accruals are adjusted when actual information is received from third parties and the Company’s internal records have been reconciled.

Income Taxes

The Company is treated as a partnership for tax purposes under the provisions of the Internal Revenue Code. Accordingly, the accompanying financial statements do not reflect a provision for federal income taxes since the Company’s results of operations and related credits and deductions will be passed through and taken into account by its Members in computing their respective tax liabilities. The Company is, however, subject to an income tax at the Cadiz, Ohio jurisdictional level.

The Company accounts for income taxes under the asset and liability method. Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and net operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of any tax rate change on deferred taxes is recognized as tax expense (benefit) from continuing operations in the period that includes the enactment date of the tax rate change. Realizability of deferred tax assets is assessed and, if not more likely than not, a valuation allowance is recorded to reflect the deferred tax assets at net realizable value as determined by management. All deferred tax balances are classified as long-term in the accompanying Balance Sheets.

The net deferred tax liability of $110 at December 31, 2015 resulting from temporary book-tax differences is comprised of net operating loss carryforwards for state jurisdictional level tax purposes of $159, a valuation allowance of ($149), and property, plant and equipment of ($120). This net deferred tax liability has been recorded as part of Other long-term liabilities in the accompanying Balance Sheets.

Significant judgment is required in evaluating the Company’s tax positions. During the ordinary course of business, there may be transactions and calculations for which the ultimate tax determination is uncertain. However, the Company did not have any material uncertain tax positions for the years ended December 31, 2015 or 2014. The state net operating loss carryforwards begin to expire in 2019. The Company does not anticipate utilizing the entire net operating loss carryforwards and has provided a 94% valuation allowance against this deferred tax asset.

Environmental Costs

The Company records environmental liabilities at their undiscounted amounts when environmental assessments indicate that remediation efforts are probable and the costs can be reasonably estimated. Estimates of the liabilities are based on currently available facts, existing technology and presently enacted laws and regulations, and include estimates of associated legal costs. As of December 31, 2015 and 2014, the Company has not recognized any environmental liabilities.

Fair Value of Financial Instruments

The carrying amounts of financial instruments, including trade receivables, other receivables, affiliate receivables and payables, accounts payable, and accrued liabilities approximate fair value because of the short-term maturity of these instruments. The fair value of the capital lease approximates carrying value as the lease was amended at the end of 2015.

Recent Accounting Pronouncements

In February 2016, the FASB issued an accounting standards update on lease accounting. This update requires lessees to put most leases on their balance sheets. The new standard also requires new disclosures to help financial statement users better understand the amount, timing and uncertainty of cash flows arising from leases. The accounting standards update will be effective on a retrospective or modified retrospective basis for annual reporting periods beginning after December 15, 2018, and interim periods within those years, with early adoption permitted. The Company is in the process of determining the impact of the new standard on the financial statements.

In November 2015, the FASB issued an accounting standards update to simplify the balance sheet classification of deferred taxes. The update requires that deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. The update does not change the existing requirement that only permits offsetting within a jurisdiction. The change is effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2016. The guidance may be applied either prospectively or retrospectively with early adoption permitted. Our adoption of this standard in the fourth quarter of 2015 did not have a material impact on our results of operations, financial position or cash flows. We have elected to apply this standard prospectively, therefore, prior periods have not been retrospectively adjusted.

In August 2014, the FASB issued an accounting standards update requiring management to assess an entity’s ability to continue as a going concern and to provide related footnote disclosures in certain circumstances. Management will be required to assess if there is substantial doubt about an entity’s ability to continue as a going concern for one year after the date that the financial statements are issued. Disclosures will be required if conditions give rise to substantial doubt and the type of disclosure will be determined based on whether management’s plans will be able to alleviate the substantial doubt. The accounting standards update will be effective for the first annual period ending after December 15, 2016, and for annual periods and interim periods thereafter with early application permitted. We do not expect application of this standard to have an impact on our financial reporting.

In May 2014, the FASB issued an accounting standards update for revenue recognition that is aligned with the International Accounting Standards Board’s revenue recognition standard. The guidance in the update states that revenue is recognized when a customer obtains control of a good or service. Recognition of the revenue will involve a multiple step approach including identifying the contract, identifying the separate performance obligations, determining the transaction price, allocating the price to the performance obligations and then recognizing the revenue as the obligations are satisfied. Additional disclosures will be required to provide adequate information to understand the nature, amount, timing and uncertainty of reported revenues and revenues expected to be recognized. The accounting standards update will be effective on a retrospective or modified retrospective basis for annual reporting periods beginning after December 15, 2017, and interim periods within those years, with early adoption permitted no earlier than January 1, 2017. The Company is in the process of determining the impact of the new standard on the financial statements.

3. Affiliate Transactions

The Company has no employees. Operating, maintenance and general and administrative services, including insurance, are provided to the Company under a service agreement with an affiliate of MarkWest. From time to time, the Company may also sell property, plant or equipment to or purchase property, plant and equipment from MarkWest affiliates. The Company also provides condensate stabilization and terminalling services to Marathon, an affiliate as of December 2015. See discussion of merger transaction in Note 1. The Company has incurred the following amounts with affiliates related to the service agreement, asset purchases and sales, and fee based revenue agreements:

	Year ended December 31,
	2015	2014
Revenue	$930	$—

Facility expenses
Labor and benefits	2,039	425

Selling, general and administrative expenses
General and administrative expenses	1,511	1,500
Insurance	67	—

Deferred revenue related to Marathon	1,163	—

Property, plant and equipment sold to affiliates	—	61
Property, plant and equipment purchased from affiliates	86	5,437

At December 31, 2015 and 2014, the Company had affiliate payables of $571 and $1.2 million, respectively, and affiliate receivables of $930 and $86, respectively, related to these transactions and the service agreement. During 2015, the Company capitalized $33 of labor and benefits and $533 related to engineering and construction management services in Property, plant and equipment on the accompanying Balance Sheets. During 2014, the Company capitalized $45 of labor and benefits and $1.8 million related to engineering and construction management services in Property, plant and equipment. During 2014 MarkWest Utica Condensate paid $453 of these engineering and construction management fees to an affiliate on behalf of the Company which was a deemed capital contribution by MarkWest Utica Condensate at December 31, 2014. The Company was partially reimbursed for the deemed contributions by Summit through a contribution to the Company at the Summit Investment Date and a corresponding distribution to MarkWest Utica Condensate. Additionally, MarkWest Utica Condensate made a non-cash contribution of $17.0 million in Property, plant and equipment to the Company in 2014.

4. Significant Customers and Concentration of Credit Risk

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of trade and other current receivables, which are generally unsecured. During 2015, one affiliated and one unaffiliated producer customer accounted for

85.3% of the Company’s revenue. These customers accounted for 93.7% of Trade receivables and related Affiliate receivables on the accompanying Balance Sheets as of December 31, 2015.

The Company maintains cash deposits with a major bank, which, from time-to-time, may exceed federally insured limits.

5. Property, Plant and Equipment

Property, plant and equipment is comprised of the following:

	December 31, 2015	December 31, 2014

Condensate, gathering and stabilization plant and equipment	$127,819	$10,665
Land	4,156	210
Construction in progress	831	108,980
Property, plant and equipment	132,806	119,855

Less: accumulated depreciation	(6,682)	(170)

Total property, plant and equipment, net	$126,124	$119,685

6. Midwest Terminal Agreement

Effective December 1, 2014, the Company executed a Terminal Services Agreement (the “Terminal Agreement”) with Midwest Terminals-Utica LLC (“Midwest”). Under the agreement, the Company engaged Midwest to construct and operate a condensate terminal (the “Terminal”) adjacent to the Company’s condensate stabilization facility (the “Facility”). The Terminal includes holding tanks, a truck loadout facility, a rail loadout facility, and pipelines necessary for the operation of the Terminal. Midwest also acted as the Company’s subcontractor to perform certain upgrades and restoration with respect to rail tracks owned by the Columbus & Ohio River Rail Road Company (the “CUOH”). The Terminal Agreement continues for an initial term of 15 years and will automatically renew for successive 5-year terms, unless either party elects not to renew by 12-month advance notice.

Midwest obtained a loan to finance the construction of the Terminal (the “Terminal Loan”). The Terminal Loan is payable within 10 years and allows the Company to cure any default on the Terminal Loan by Midwest, and further permits the Company to enter the Terminal property and assume its operations upon termination of the Terminal Agreement. In conjunction with the Terminal Loan, Midwest executed an interest rate swap (the “Interest Swap”) to fix a portion of the interest paid on the Terminal Loan. Ohio Condensate agreed to reimburse Midwest for Midwest’s expected costs incurred to build out the Terminal (the “Capital Recovery Fee”). The Capital Recovery Fee is paid monthly over 10 years and initially could not exceed a total cost of $13.5 million. Midwest will maintain ownership of the Terminal. The Terminal Agreement is classified as a Capital lease obligation on the accompanying Balance Sheets.

In August 2015, the Company and Midwest entered into Amendment No. 2 to Terminal Services Agreement (“the Second Amendment”). Under the Second Amendment, the Company engaged Midwest to enhance the railroad loadout facility to allow dual use truck and rail functionality for an additional $0.9 million. In addition the Company increased the Capital Recovery Fee over the remaining term to cover the costs of the railroad loadout modifications.

The cost of the assets necessary for the operation of the Terminal under the capital lease is included in the accompanying Balance Sheets as Property, plant and equipment and is $14.4 million and $13.5 million at December 31, 2015 and 2014, respectively. The Terminal commenced operations in February 2015 and recorded accumulated amortization of the leased assets of $959 for the year ended December 31, 2015. Amortization of assets under capital leases is included in depreciation expense.

The future minimum lease payments required under the capital lease and the present value of the net minimum lease payments at December 31, 2015 are as follows:

Year ending December 31,
2016	$1,841
2017	1,838
2018	1,837
2019	1,836
2020	1,836
2021 and thereafter	7,166
Total net minimum lease payments	16,354
Less: amounts representing interest	(3,174)
Present value of net minimum lease payments	13,180
Less: Current portion of capital lease obligation	(1,208)
Capital lease obligation	$11,972

Ohio Condensate pays Midwest service fees for its operation and maintenance of the Terminal. The service fees are comprised of two components: (1) an operating expense fee dependent on the average daily volume of product delivered to the Terminal; and (2) a “per barrel fee”. Service fees of $3.1 million were incurred during the year ended December 31, 2015 and are included in Facility expenses in the accompanying Statements of Operations.

The Company agreed to reimburse Midwest for actual costs incurred in restoring and upgrading CUOH’s rail tracks. As of December 31, 2015 and 2014, $6.0 million and $5.8 million, respectively, have been incurred and are recorded as a leasehold improvement in Property, plant and equipment in the accompanying Balance Sheets.

The Company paid Midwest a one-time expense recovery fee of $48 during the year ended December 31, 2014, which has been included in Facility expenses. Beginning in 2015, the Company is required to reimburse Midwest $120 per year for fifteen years, or the life of the lease, for rental fees owed under the ground lease on which the Terminal resides. The Company incurred $120 in 2015 which has been recorded in Facility expenses. Under the terms of the ground lease, which Midwest entered into directly with Harrison County, OH, the Company can cure Midwest’s breaches and allows the Company to enter the leased property to operate the Terminal upon satisfaction of certain conditions.

Ohio Condensate has agreed to construct and maintain tanks, pumps, and related components at the Facility for fire suppression to service both the Facility and the Terminal. The cost of the shared portions of the fire suppression systems will be paid equally by both Midwest and the Company. Midwest will reimburse the Company 50% of the upfront construction and installation costs of the fire suppression system, and 50% of the ongoing costs incurred by the Company to operate and maintain the shared system. The reimbursements will be deferred and recognized as income over the term of the Terminal Agreement. Midwest reimbursed the Company $100 and $0 as of December 31, 2015 and 2014, respectively.

The Company has also agreed to construct a fuel pipe that is not part of the fire suppression systems. Midwest will reimburse the Company for 100% of the construction costs. Midwest has not reimbursed the Company as of December 31, 2015. The Company has a receivable from Midwest of $173 as of December 31, 2015 which is recorded as Other receivables on the accompanying Balance Sheets.

In the event of expiration or any termination of the Terminal Agreement by either Midwest or Ohio Condensate for any reason, except for termination by the Company for persistent default events that are out of the control of the Company and defined in the Terminal Agreement, Ohio Condensate will have the right, but not the obligation, to immediately enter and take over operations of the Terminal. If Ohio Condensate so elects to take over operations of the Terminal, it must obtain Midwest’s release under the Terminal Loan, either by paying off the Terminal Loan and Interest Swap or, with the lender’s consent, assuming or restructuring the Terminal Loan directly with the lender. The Company must also assume the ground lease. If Ohio Condensate terminates the Terminal Agreement for a persistent default event noted above, it will be required to pay off or assume the Terminal Loan and Interest Swap (the latter with the lender’s consent), and to assume the ground lease. If Midwest terminates the Terminal Agreement for the Company’s dissolution, insolvency, bankruptcy or uncured breach of the Terminal Agreement, whether or not the Company elects to take over operations of the Terminal, the Company must reimburse Midwest for all out-of-pocket costs Midwest has incurred in performing under the Terminal Agreement up to the date of termination. Following the Company’s pay off or assumption (with the lender’s consent) of the Terminal Loan and Interest Swap (with the Capital Recovery Fee during the term of the Terminal Agreement being applied to paying down the Terminal Loan) and reimbursement of Midwest’s costs incurred in performing under the Terminal Agreement, Ohio Condensate will receive title to all equipment, facilities, and other assets comprising the Terminal. Further, Ohio

Condensate has the right at any time during the term of the Terminal Loan to satisfy and extinguish its obligation to pay the Capital Recovery Fee by remitting either to Midwest or the Terminal Loan lender the entire amount of principal and interest then outstanding on the Terminal Loan and Interest Swap obligation, and thereby extinguish the Terminal Loan. However, Ohio Condensate’s right to extinguish the Terminal Loan does not entitle Ohio Condensate to take over operations of the Terminal or to acquire title to the Terminal or the Midwest equipment unless done so in connection with a termination of the Terminal Agreement.

Midwest has been identified as a variable interest entity (“VIE”) because the Company leases the Terminal from Midwest and the lease includes a bargain purchase option. The Company’s involvement with this VIE is limited to the Terminal Agreement. Management has determined that although the above transactions created a variable interest in Midwest, the Company is not the primary beneficiary and, as such, the Company is not required to consolidate the financial statements of Midwest. In determining that it is not the primary beneficiary, the Company considered the fact the Company does not have any voting interest, does not have the power to direct the activities of Midwest that most significantly impact its economic performance and only has the right, but not the obligation, to exercise its option to pay down the Terminal Loan.

The maximum exposure to loss from this variable interest is limited to the amount of our payments at December 31, 2015, as discussed above. The Company’s variable interest in Midwest was $13.2 million at December 31, 2015.

7. Commitments and Contingencies

Effective June 2014, the Company entered into an agreement with CUOH. Under this agreement, the Company is obligated to ship a minimum of 7,500 loaded rail carloads of stabilized condensate within a three year period beginning on the date that the first rail carload of stabilized condensate is shipped by CUOH from the Terminal (“Volume Commitment”). If the Company does not meet this Volume Commitment then it is contractually obligated to pay liquidated damages to CUOH of $200 per rail carload below the 7,500 minimum. The three year minimum commitment period commenced in July 2015 and the Company shipped 2,059 carloads in the six months ended December 31, 2015. The Company deems it probable the Volume Commitment will be met during the three year period. Therefore, the Company has not recorded any liability for this commitment as of December 31, 2015. In addition, once the Volume Commitment is met, the Company is eligible for reimbursement payments of $200 per rail car shipped over the life of the agreement but not to exceed $5.1 million. Such reimbursement payments are considered a gain contingency and will not be recognized until collectability is reasonably assured, after the Volume Commitment is met.

Effective October 2015, the Company entered into a five-year arrangement that will result in a capital lease for a transformer substation. There are no minimum lease payments due until the transformer substation is put into service, which is expected in the first quarter of 2016. The substation is not in service as of the date these financial statements were issued. Therefore, the net present value of the required minimum lease payments will be capitalized and an obligation will be recorded in the amount of approximately $2.6 million at the in-service date of the transformer substation. Future annual minimum lease payments under the capital lease are $518 for 2016 and $621 for each of the years 2017 through 2020.

In the ordinary course of business, the Company is subject to various legal actions, laws and regulations. In the opinion of Management, compliance with existing laws and regulations and resolution of any pending legal actions will not materially affect the Company’s financial position or results of operations.

8. Subsequent Events

On March 3, 2016, Summit Midstream Partners, LP acquired Summit’s interest in Ohio Condensate. The Company evaluated subsequent events through March 11, 2016, the date the financial statements were issued.